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                             May 19, 2022

       J. Anthony Gallegos, Jr.
       Chief Executive Officer
       Independence Contract Drilling, Inc.
       20475 State Highway 249, Suite 300
       Houston, TX 77070

                                                        Re: Independence
Contract Drilling, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed May 16, 2022
                                                            File No. 333-264286

       Dear Mr. Gallegos:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-3

       General

   1. We note your revised disclosure in response to prior comment 4 and reissue the comment. Please revise
your disclosure to clarify whether the issuance of the 31,065,089 shares of common stock
being registered hereby is subject to shareholder approval in accordance with Section
312.03 of the NYSE Listed Company Manual. In that regard, we note that you have
filed a preliminary proxy statement seeking, in part, shareholder approval for the
issuance of up to 64,045,085 shares of common stock upon conversion of any Notes in accordance
with Section 312.03 of the NYSE Listed Company Manual (the
                                                        "Share Issuance
Proposal"). If applicable, please include risk factor disclosure discussing
 J. Anthony Gallegos, Jr.
Independence Contract Drilling, Inc.
May 19, 2022
Page 2
      relevant risks, including any consequences to investors in this offering if the Share
      Issuance Proposal is not approved.
       You may contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameJ. Anthony Gallegos, Jr.
                                                            Division of
Corporation Finance
Comapany NameIndependence Contract Drilling, Inc.
                                                            Office of Energy &
Transportation
May 19, 2022 Page 2
cc:       David Buck, Esq.
FirstName LastName